UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

    ☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
    ☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-35243

Full title of the plan and the address of the plan, if different from that of the issuer named below:
SunCoke 401(k) Plan
A.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SunCoke Energy, Inc.
1011 Warrenville Road
Suite 600
Lisle, Illinois 60532

SUNCOKE 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Employee Benefits and Investment Committee of SunCoke Energy, Inc. and Plan Participants:
Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of the SunCoke 401(k) Plan (the Plan) as of December 31, 2020 and 2019, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Other Matter – Plan Merger
As further discussed in Notes A and G, effective April 1, 2020, the Savings Plan for Subsidiaries of SunCoke Energy, Inc. (the “Subsidiaries Plan”) merged with and into the Plan and the Subsidiaries Plan ceased to exist as a separate plan as of that date.
Supplemental Information
The supplemental Schedule H, Line 4(i) Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2012
Kingston, NH
June 21, 2021

SUNCOKE 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
Investments, at fair value:
Mutual funds	$148,030,060	$124,047,085
Common collective trust	25,349,771	18,596,325
SunCoke Energy, Inc. common stock	409,375	291,711
Total investments	173,789,206	142,935,121
Receivables:
Notes receivable from participants	3,482,683	2,309,175
Participant contributions receivable	—	131,913
Employer contributions receivable	430,478	283,286
Total receivables	3,913,161	2,724,374
Net assets available for benefits	$177,702,367	$145,659,495
The accompanying notes are an integral
part of the financial statements.

SUNCOKE 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2020
Additions:
Participant contributions	$5,350,762
Rollover contributions	142,839
Employer contributions	5,249,371
Dividend and interest income	4,332,811
Net appreciation in fair value of investments	19,156,159
Total additions	34,231,942
Deductions:
Distributions paid to participants	18,620,220
Administrative fees	225,678
Total deductions	18,845,898
Net increase	15,386,044
Transfer from Savings Plan for Subsidiaries of SunCoke Energy, Inc. pursuant to merger (See Notes A and G)	16,656,828
Net assets available for benefits, beginning of year	145,659,495
Net assets available for benefits, end of year	$177,702,367
The accompanying notes are an integral
part of the financial statements.

SUNCOKE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
A. PLAN DESCRIPTION:
The following description of the SunCoke 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.
General
The Plan is a defined contribution plan sponsored by SunCoke Energy, Inc. (the “Company”) covering substantially all employees of the Company and its participating subsidiaries except collectively bargained employees of SunCoke Lake Terminal LLC and historically Haverhill North Coke Company. Historically, the Company sponsored the Savings Plan for Subsidiaries of SunCoke Energy, Inc. ("Subsidiary Plan"), which was a defined contribution plan covering collectively bargained employees of Haverhill North Coke Company. On April 1, 2020, the Subsidiary Plan was merged into the Plan, and all assets and loans of active and inactive participants were transferred to the Plan. The Plan was amended and restated effective April 1, 2020, at which time the Subsidiary Plan ceased to exist as a separate plan and all participants in the Subsidiary Plan became eligible to participate in the Plan.
Participants are immediately eligible to participate; however, they must complete six months of consecutive service to be eligible for employer contributions except collectively bargained employees of Gateway Energy and Coke Company, LLC who are immediately eligible for employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Vanguard Fiduciary Trust Company is the Trustee for all Plan investments.
Contributions
Contributions to the Plan are made by both participating employees and the Company. Participants may contribute 1% to 80% of their eligible compensation, as defined by the Plan, on a pre-tax basis and/or an after-tax Roth contribution basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make additional “catch-up” contributions subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements. The Plan provides for automatic enrollment at 5% of eligible compensation.
All eligible participants receive employer safe harbor contributions in an amount equal to 3% of a participant’s eligible compensation. The Company makes matching contributions equal to 100% of the first 5% of eligible compensation participants contribute to the Plan as a salary deferral except for employees of Kanawha River Terminals, LLC and Jacob Materials Handling, LLC. Effective January 1, 2020, the Company made matching contributions equal to 82% of the first 5% of eligible compensation for employees of Kanawha River Terminals, LLC and 76% of the first 5% of eligible compensation for employees of Jacob Materials Handling, LLC. In addition, the Company, at its sole discretion, may also make a profit sharing contribution to the Plan for eligible employees. During 2020, the Company did not make any profit sharing contributions other than the contributions described below.
Collectively bargained employees of Haverhill North Coke Company are not eligible for employer safe harbor contributions or employer matching contributions. Separate profit sharing contributions are made to Haverhill North Coke Company participants, at the sole discretion of the Company. Such profit sharing contributions are equal to 8.5% of a participant’s eligible compensation. Profit sharing contributions are made quarterly based on the eligible compensation earned by those participants who worked more than 250 hours in a calendar quarter. At the end of the Plan year, if there was a participant with over 1,000 hours of service during the year who worked during any quarter but was not credited with 250 hours in that quarter, the participant received an 8.5% profit sharing contribution on the eligible compensation earned in that quarter. Subsequent to the transfer of the Subsidiary Plan's net assets to the Plan, the Company made profit sharing contributions of $720,151 to Haverhill North Coke Company participants for the 2020 Plan year.
Participant Accounts
Participant accounts are credited or charged with the participants’ contributions, the Company’s contributions, and investment earnings, including realized and unrealized gains and losses, and expenses. The Plan complies with Section 404(c) of ERISA and offers diversified investment funds in which participants may invest their contributions, Company contributions, and earnings. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are always fully vested in the portion of their account which represents their contributions, employer safe harbor contributions, and the income earned thereon. Participants become fully vested immediately upon normal retirement age, death or total and permanent disability while still an active participant in the Plan.
Participants become vested in Company matching contributions, profit sharing contributions and earnings thereon as follows:

Completed Years of Service	Percent Vested
Less than three years	0%
Three or more years	100%
Forfeitures
When participants terminate employment and are not fully vested in their accounts, the nonvested portion of their accounts represents forfeitures, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures are used to pay administrative expenses or to reduce future employer contributions. During 2020, $89,657 of forfeitures were applied to reduce employer contributions. No forfeitures were used to pay administrative expenses in 2020. Total unapplied forfeitures were $36 and $2,773 at December 31, 2020 and 2019, respectively.
Distribution of Benefits
Participants are eligible to receive a distribution of the vested portion of their accounts upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Distributions to participants with vested account balances greater than $1,000, but not in excess of $5,000, who terminate employment will be paid to an individual retirement account designated by the plan administrator. Participants who have a vested account balance in excess of $5,000 may leave their funds invested in the Plan or may elect a lump sum distribution, installment payments, or a partial payment. In all circumstances participants may elect to roll over their vested account balances to an individual retirement account or qualified plan that accepts rollovers.
A participant may also request an in-service withdrawal upon attainment of age 59 1/2, or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship” as defined by the Plan.
During the first quarter of 2020, the global economy began experiencing a downturn related to the impacts of the novel coronavirus ("COVID-19"). In response to COVID-19, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law on March 27, 2020. The Plan adopted the applicable provisions of the CARES Act in April, 2020. As a result of the CARES Act, qualifying participants of the Plan were permitted to take a loan up to $100,000 or 100% of the participant’s vested balance, whichever was less, until September 22, 2020. Further, repayment on existing loans due through the end of 2020 could be delayed one year. The CARES Act also permitted participants to take a distribution of $100,000 or 100% of their vested balance, whichever was less, until December 31, 2020. Eligible participants who received a distribution under the CARES Act were not subject to the standard early withdrawal penalty that generally applies to participants under the age of 59½. Distributions made as a result of the CARES Act were $8.3 million for the year ended December 31, 2020.
Notes Receivable from Participants (Participant Loans)
Participants may request a loan from the Plan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. Loans must bear a reasonable rate of interest. Loans are collateralized by the participant’s vested interest in the Plan, and are supported by a promissory note. All loans must be repaid within 5 years. Participants may only have one loan outstanding at any given time, except for Haverhill North Coke Company participants who may have three loans outstanding at any given time. Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the Statements of Net Assets Available for Benefits. Principal and interest is paid ratably through payroll deductions. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The financial statements are prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note C for discussion of fair value measurements.
Purchases and sales of investments are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date while interest income is recorded as earned on an accrual basis.
Payment of Benefits
Benefits are recorded when paid.
Plan Expenses
Certain participant initiated fees are paid by plan participants. The plan incurs expenses for general plan administrative services such as legal, accounting, or recordkeeping services that are allocated on a per capita basis and charged to participant accounts to the extent those fees are charged to the plan. All other expenses incurred in the administration of the Plan are paid by the Company.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
C. FAIR VALUE MEASUREMENTS:
Accounting standards establish a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. Fair value disclosures are reflected in a three-level hierarchy, maximizing the use of observable inputs and minimizing the use of unobservable inputs.
Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market that the Plan has the ability to access.
Level 2—inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.
Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2020 and 2019.
Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common collective trust – Valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.
Company stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019:

	December 31, 2020
Description	Total	Level 1	Level 2	Level 3
Mutual funds	$148,030,060	$148,030,060	$—	$—
Company stock	409,375	409,375	—	—
Total assets in the fair value hierarchy	148,439,435	148,439,435	—	—
Investments measured at net asset value(1):
Common collective trust	25,349,771	—	—	—
Investments at fair value	$173,789,206	$148,439,435	$—	$—

	December 31, 2019
Description	Total	Level 1	Level 2	Level 3
Mutual funds	$124,047,085	$124,047,085	$—	$—
Company stock	291,711	291,711	—	—
Total assets in the fair value hierarchy	124,338,796	124,338,796	—	—
Investments measured at net asset value(1):
Common collective trust	18,596,325	—	—	—
Investments at fair value	$142,935,121	$124,338,796	$—	$—
(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.
The common collective trust held by the Plan is a stable value investment. The fund requires a sixty day notice for a complete liquidation; however the trustee, at their discretion, may waive the sixty day waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.
D. TAX STATUS:
The Plan has adopted the volume submitter plan document of Vanguard Fiduciary Trust Company. The volume submitter sponsor received a favorable opinion letter dated March 31, 2014 in which the Internal Revenue Service ("IRS") stated that the volume submitter plan, as then designed, was in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
E. PARTIES-IN-INTEREST:
Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions. One of the Plan's investment options is the plan sponsor's company stock. Balances of the plan sponsor's company stock in the Plan were $409,375 and $291,711 at December 31, 2020 and 2019, respectively.

F. PLAN TERMINATION:
Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.
G. PLAN MERGER
Effective April 1, 2020, the Subsidiary Plan merged into the Plan, and all asset and loans of active and inactive participants were transferred to the Plan pursuant to the merger. The Plan was amended and restated effective April 1, 2020, at which time the Subsidiary Plan ceased to exist as a separate plan and all participants in the Subsidiary Plan became eligible to participate in the Plan. Transferred accounts from the Subsidiary Plan are subject to the terms and conditions of the Plan on and after the date of transfer. On April 1, 2020, $16,656,828 of net assets were transferred from the Subsidiary Plan to the Plan. Changes in net assets are included in the Statement of Changes in Net Assets Available for Benefits for the year ending December 31, 2020.
H. RISKS AND UNCERTAINTIES
The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
I. SUBSEQUENT EVENTS:
In May 2021, the Company elected to remove all non-diversified funds from the investment options in the Plan. As a result, the SunCoke Energy Stock Fund (the "Fund") will no longer be offered as an investment option in the Plan. On June 15, 2021, participants will no longer be able to contribute additional money to the Fund. On August 31, 2021, any remaining balance in the Fund will be liquidated and participant's balances will be moved to the applicable Vanguard Institutional Target Retirement Fund. The Company has evaluated subsequent events through the date these financial statements were issued. No other events have occurred that require adjustment to or disclosure in the financial statements of the Plan.

SUNCOKE 401(k) PLAN
EIN: 90-0640593
Plan Number: 001
SCHEDULE H, LINE 4(i)-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Delaware Small Cap Value Fund; Class R6	Mutual fund	**	$475,428
	Dodge & Cox Income Fund	Mutual fund	**	1,107,182
	Dodge & Cox International Stock Fund	Mutual fund	**	1,310,192
	Dodge & Cox Stock Fund	Mutual fund	**	6,433,559
	Federated Inst'l High Yield Bond Fund; Inst'l Class	Mutual fund	**	299,493
	Great-West T. Rowe Price Mid Cap Growth Fund; Inst'l Class	Mutual fund	**	523,459
	Invesco Oppenheimer Developing Markets Fund; Class R6	Mutual fund	**	432,947
	MFS International Growth Fund; Class R6	Mutual fund	**	611,617
	Pimco Real Return-Institutional Class Fund	Mutual fund	**	898,912
	T. Rowe Price Growth Stock Fund; I Class	Mutual fund	**	6,250,348
	T. Rowe Price Small-Cap Stock Fund; I Class	Mutual fund	**	4,004,527
	Templeton Global Bond Fund; R6 Class	Mutual fund	**	306,318
*	Vanguard Institutional Index Fund	Mutual fund	**	24,019,242
*	Vanguard Institutional Target Retirement 2020 Fund	Mutual fund	**	8,958,777
*	Vanguard Institutional Target Retirement 2030 Fund	Mutual fund	**	20,034,767
*	Vanguard Institutional Target Retirement 2040 Fund	Mutual fund	**	21,565,523
*	Vanguard Institutional Target Retirement 2050 Fund	Mutual fund	**	13,443,876
*	Vanguard Institutional Target Retirement 2060 Fund	Mutual fund	**	3,740,101
*	Vanguard Institutional Target Retirement Income Fund	Mutual fund	**	2,183,808
*	Vanguard Mid-Cap Index Fund Adm	Mutual fund	**	5,060,769
*	Vanguard REIT Index Fund Adm	Mutual fund	**	881,907
*	Vanguard Selected Value Fund	Mutual fund	**	770,273
*	Vanguard Small Cap Index Fund Admiral Shares	Mutual fund	**	2,957,881
*	Vanguard Total Bond Market Index Fund Inst'l Shares	Mutual fund	**	8,353,849
*	Vanguard Total International Stock Index Fund; Inst'l Shr	Mutual fund	**	6,409,702
*	Vanguard Wellington Fund Admiral Shares	Mutual fund	**	6,995,603
	Total mutual funds			148,030,060
	Reliance Trust Company Stable Value Fund	Common collective trust	**	25,349,771
*	SunCoke Energy, Inc. common stock	Common stock	**	409,375
	Total investments on the Statement of Net Assets Available for Benefits			173,789,206
*	Participant loans	(4.50 - 7.50)%	—	3,482,683
	Total investments on the Form 5500			$177,271,889
*    Represents a party-in-interest to the Plan.
**    Cost omitted for participant directed investments.

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunCoke 401(k) Plan
(Name of Plan)

BY:	Employee Benefits and Investment Committee of SunCoke Energy, Inc. as Plan Administrator

/s/ Katherine T. Gates
Katherine T. Gates

Senior Vice President, Chief Legal Officer and
Chief Human Resource Officer
DATED: June 21, 2021